Filed Pursuant to Rule 253(g)(2)

File No. 024-11898

Offering Circular Supplement No. 1

Dated February 22, 2023

BIOLIFE SCIENCES, INC.

6,400,000,000 Shares of Common Stock

An Offering Statement (the “Offering Statement”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on June 30, 2022. Post-Qualification Amendment No. 2 to the Offering Statement (the “PQA2”) has been filed with the SEC. The PQA2 was Qualified on February 17, 2023.

This Offering Circular Supplement No. 1 covers a change in the offering price of the shares offered from $0.001 to $0.0008 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.